Exhibit 11.1

5

IPC HOLDINGS, LTD. AND SUBSIDIARIES
CALCULATION OF NET INCOME PER COMMON SHARE
(Expressed in thousands of United States dollars, except per share amounts)

	Year Ended December 31,

	2004	2003	2002

	(Audited)	(Audited)	(Audited)
BASIC
Net income	$138,613	$260,629	$157,906
Common shares outstanding at January 1	48,245,395	48,179,805	48,172,776
Common shares outstanding at December 31	48,323,329	48,245,395	48,179,805
Weighted average common shares outstanding	48,287,261	48,205,554	48,173,362
Net income per common share	$2.87	$5.41	$3.28
DILUTED
Net income	$138,613	$260,629	$157,906
Weighted average common shares outstanding	48,287,261	48,205,554	48,173,362
Dilutive effect of share options	89,604	97,025	93,082

Total	48,376,865	48,302,579	48,266,444

Net income per common share	$2.87	$5.40	$3.27